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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

STATEMENT RE CHANGE IN MAJORITY

OF DIRECTORS PURSUANT TO RULE 14f-1

UNDER SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-20936

DIVERSIFAX, INC.

(Exact name of registrant in its charter)

DELAWARE	13-3637458
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Shennan Zhong Road

PO Box 031-114

Shenzhen, China 518000

(Address of principal executive office, including Zip Code)

Registrant’s telephone number – (212)561-3604

Securities registered under Section 12(g) of the Exchange Act:

COMMON STOCK, $.001 PAR VALUE

(Title of each class)

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The number of shares outstanding of each of the Company’s classes of common stock, as of August 25, 2006 is 51,726,200 shares, all of one class, $.001 par value per share. Of this number, 15,489,700 shares were held by non-affiliates of the Company

*Affiliates for the purpose of this item refers to the Company’s officers and directors and/or any persons or firms (excluding those brokerage firms and/or clearing houses and/or depository companies holding Company’s securities as record holders only for their respective clienteles’ beneficial interest) owing 5% or more of the Registrant’s common stock, both of record and beneficially.

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INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1

We are furnishing this Information Statement to all of the holders of record of our common stock, $.001 par value per share, at the close of business on August 31, 2006.

This notice is required by Section 14(f) of the Securities

Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and

Exchange Commission (“SEC”).

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NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

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INTRODUCTION

This Information Statement sets forth the change in the majority of the Company’s board of directors effected by that certain Stock Transaction described below, and contains related biographical and other information concerning the Company’s executive officers, directors and certain beneficial holders. This Information Statement is being filed with the Securities and Exchange Commission (“SEC”) and delivered to stockholders holding all 51,726,200 of the issued and outstanding shares of common stock, par value $.001 per share, of Diversifax, Inc. (“DFAX” or the “Company”), representing all of the shares otherwise entitled to vote at a meeting of stockholders for the election of the Company’s directors.

However, because the Company’s articles of incorporation and by-laws permit vacancies in its board of directors (the “Board”) to be filled by a majority of the remaining directors, the holders of the Company’s shares of common stock receiving this Information Statement are not being asked to vote or take any other action with respect to the transactions described by this Information Statement.

All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Company filings may be obtained from the SEC’s website at http://www.sec.gov. Upon the completion of the Stock Transaction (as defined below), the Company filed a report on Form 8-K with the SEC concerning the Change in Control of the Company and the Departure and Election of Directors at the Company.

CHANGE IN MAJORITY OF DIRECTORS

On August 25, 2006, Juxiang Yu (the “Purchaser”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Irwin Horowitz (the “Seller”). Under the terms of the Purchase Agreement, for and in consideration of $425,000, the Seller sold, and the Purchaser acquired, a total of 36,208,340 shares of the common stock, $.001 par value, of the Company, constituting 70% of the shares of the Company then issued and outstanding (the “Stock Transaction”).

As contemplated by the Stock Transaction, Mr. Irwin Horowitz and Mr. Lonnie L. Sciambi resigned from the Company’s Board of Directors effective at the Effective Date (as defined below) and, prior to their resignation, elected the Purchaser to the Board of Directors in accordance with the Company’s By-Laws. The Purchaser took office as director effective upon the closing of the Stock Transaction and subject to the expiration of the statutory ten (10) day waiting period following the filing by the Company with the SEC of this Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, relating to the change in control of the Board occasioned by the resignation of Mr. Horowitz and Mr. Sciambi from the Board of Directors (the “Effective Date”).

SECURITIES OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the common stock of the Company by: (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of its common stock as of December 31, 2005; (ii) each director and executive officer of the Company as of December 31, 2005; (iii) all officers and directors of the Company as a group as of December 31, 2005; and (iv) all proposed beneficial owners, directors and officers (individually and as a group) of the Company after giving effect to the Stock Transaction. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC.

Name and Address Of Beneficial Owner (1)	Shares of DFAX Stock Beneficially Owned Prior to the Stock Transaction	Percentage of Class (2)	Shares of DFAX Stock Beneficially Owned After the Stock Transaction	Percentage of Class (2)
Irwin Horowitz (3)	41,320,000 (4)	80%	5,410,000 (4)	1.05%
Lonnie L. Sciambi (5)	0	0%	0	0%
Juxiang Yu (6)	0	0%	36,208,340	70%
Executive Officers and Directors as a Group	41,320,000	80%	36,208,340	70%

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(1)

A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this report upon the exercise of warrants or options. Each beneficial owner’s percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date of this report have been exercised.

(2)	The percentages listed in the “Percent of Class” column are based upon 51,726,200 issued and outstanding shares of Common Stock.

(3)	Mr. Horowitz resigned from the Board of Directors effective as of the Effective Date. The address for Mr. Horowitz is 4274 Independence Court, Sarasota, Florida 34234.

(4)	Excludes options to purchase 15,518,097 shares that were rescinded pursuant to the Purchase Agreement.

(5)	Mr. Sciambi resigned from the Board of Directors effective as of the Effective Date. The Address for Mr. Sciambi is 4274 Independence Court, Sarasota, Florida 34234.

(6)	Juxiang Yu was elected to the Board, effective on the Effective Date. The address for Juxiang Yu is Shennan Zhong Road., PO Box 031-114, Shenzhen, China 518000.

Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by the owners, have sole investment and voting power over to the shares.

DIRECTORS AND EXECUTIVE OFFICERS

Management

Pursuant to the Purchase Agreement, Ms. Yu was elected a director of the Company and, at the Effective Date, the resignations of Irwin Horowitz and Lonnie L. Sciambi, current directors of the Company, will become effective. The following table sets forth information regarding the current executive officers and directors of the Company and the executive officers and directors of the Company following the completion of the Stock Transaction and the Effective Date.

The Company’s existing management consists of:

Name	Age	Title
Irwin A. Horowitz	70	Chairman, CEO, President and Director
Lonnie L. Sciambi	62	Director

Irwin A. Horowitz –

Irwin A. Horowitz has been the Chairman of the Board, Chief Executive Officer and President of the Company since November 1, 1993. From July through October 1993, he served as Chief Operating Officer of the Company. For more than the past five years, Dr. Horowitz has been Chairman of the Board and President of IMSG and Affiliates, which were acquired by the Company effective November 1, 1993.

Lonnie L. Sciambi –

Lonnie L. Sciambi has been a director since 1999. Mr. Sciambi is also managing Director and CEO of Hamilton Capital Group, an investment banking firm. He was previously Managing Director of LBC Capital Resources, Inc, an investment banking firm, and prior to that, President and CEO of Ion Networks, Inc, a telecommunications network management company. Mr. Sciambi, who began his career with IBM, followed by 25 years as an entrepreneur, holds a bachelor of science degree in electrical engineering from Drexel University.

At the Effective Date, the Company’s management shall consist of:

Name	Age	Title
Juxiang Yu	31	President, Secretary and Director

Juxiang Yu –

From July 1996 to June 2004, Juxiang Yu was the Branch Manager for Ping An Insurance Co. at its Guangzhou branch, and from July 2004 Ms. Yu served has General Manager of Guangzhou Xufei Advertising Co.

Board of Directors: Compensation and Meetings

All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. All officers are appointed annually by the board of directors and, subject to any existing employment agreement, serve at the discretion of the board. Currently, directors receive no compensation.

All directors may be reimbursed by the Company for any expenses incurred in attending directors’ meetings provided that Claremont has the resources to pay these fees. The Company will consider applying for officers and directors liability insurance at such time when it has the resources to do so.

Committees of the Board of Directors

Concurrent with having sufficient members and resources, the Company’s board of directors will establish an audit committee and a compensation committee. The audit committee will have a designated Audit Committee Financial Expert and be responsible to review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers.

No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

EXECUTIVE COMPENSATION

Executive Officers and Directors

On October 29, 1996, the Company entered into a renewable one year Employment Agreement with Irwin Horowitz, pursuant to which the Company agreed to pay Irwin Horowitz a salary of $125,000, together with an annual incentive bonus equal to a percentage, which ranges from 6% to 18%, of the Company’s pre-tax profits. This Agreement was terminated pursuant to the Purchase Agreement.

The following sets forth the annual and long-term compensation for services in all capacities to the Company for the fiscal year ended November 30, 2005 paid to the Company’s Chief Executive Officer (“CEO”) and the Company’s four most highly compensated executive officers, if any, other than the CEO whose total compensation during fiscal year 2005 exceeded $100,000 and who were serving as executive officers at the end of the 2005 fiscal year (collectively, the “Named Executive Officers”).

EXECUTIVE COMPENSATION IN LAST FISCAL YEAR

Long Term Compensation
	Annual Compensation				Awards		Payouts
			Non-Cash		Restricted	Options/	LTIP	All
Name & Position	Year	Salary	Bonus	Other	Stock	SARs	Payouts	Other
Irwin A. Horowitz
Chairman, CEO &
President	2005	$125,000(1)	None	None	None	15,613,097	None	None

(1) Mr. Horowitz’s salary for 2005 was accrued and was waived pursuant to the Purchase Agreement.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth stock options granted to the Named Executive Officers during the 2005 fiscal year.

Name	Number of Options Granted in Fiscal Year ended 11/30/05	% of Total Options Granted to Employees in Fiscal Year 2005	Exercise ($/Share)	Expiration Date	Grant Value $
Irwin A. Horowtiz	10,000,000	100	0.0001	-	1,000

OPTION EXERCISES DURING AND STOCK OPTIONS HELD AT END OF 2005 FISCAL YEAR

The following table indicates the total number and value of exercisable stock options held by the Named Executive Officers during the 2005 fiscal year.

	Number of Unexercised Options at Fiscal Year End		Value of Unexercised In-The-Money Options At Fiscal Year End
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Irwin Horowitz	15,613,097	0	0.0001	0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the Stock Transaction, Purchaser acquired 36,208,340 shares of the Company’s common stock. After giving effect to the Stock Transaction, Purchaser is the owner of a total of 36,208,340 shares of the 51,726,200 shares of the Company’s common stock issued and outstanding, constituting, in the aggregate, 70% of the issued and outstanding shares of the Company’s common stock. Upon the completion of the Stock Transaction, the Purchaser became a director of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires DFAX’s executive officers, directors and persons who beneficially own more than 10% of Claremont’s common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish DFAX with copies of all Section 16(a) forms they file. Based solely on its review of such forms received by it, except as provided below, DFAX believes that all filing requirements applicable to its directors, executive officers and beneficial owners of 10% or more of the common stock have been complied with.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.

DIVERSIFAX, INC.

Dated: August 31, 2006	By:	/s/ Juxiang Yu
Name: Juxiang Yu
Title: President